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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 13)

                              LOCTITE CORPORATION
                           (Name Of Subject Company)

                              HC INVESTMENTS, INC.
                                  HENKEL KGaA
                                   (Bidders)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                (Including Any Associated Stock Purchase Rights)
                         (Title of Class of Securities)

                                  540137 10 6
                     (CUSIP Number of Class of Securities)
                            ------------------------

                                DR. KARL GRUTER
                                  HENKEL KGaA
                                HENKELSTRASSE 67
                               D-40191 DUSSELDORF
                                    GERMANY
                                49-211-797-2137

                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                WITH A COPY TO:

                             WILLIAM A. GROLL, ESQ.
                       CLEARY, GOTTLIEB, STEEN & HAMILTON
                               ONE LIBERTY PLAZA
                            NEW YORK, NEW YORK 10006
                                 (212) 225-2000
                            ------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
                     $1,236,949,214                                             $247,389.84

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 21,419,034 shares of Common Stock, par value $0.01 per share, of Loctite Corporation, at $57.75 net in cash per share, which represents all shares reported to be outstanding, on a fully diluted basis, at June 30, 1996 and not owned by the bidder.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: N/A                    FILING PARTY: N/A
FORM OR REGISTRATION NO.: N/A                  DATE FILED: N/A

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
--------------------------------------------------------------------------------

                           NAME OF REPORTING PERSONS

--------------------------------------------------------------------------------

        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           HC Investments, Inc. 51-0318575
-------------------------------------------------------------------------------------------

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) / /                                                  (b) / /
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        3  SEC USE ONLY
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        4  SOURCES OF FUNDS
           BK, WC, AF
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        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                      / /
-------------------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,208,224 Shares
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        8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES                                               / /
-------------------------------------------------------------------------------------------

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           35.0%
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       10  TYPE OF REPORTING PERSON
           CO
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

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                           NAME OF REPORTING PERSONS

--------------------------------------------------------------------------------

        1  NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Henkel KGaA
-------------------------------------------------------------------------------------------

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) / /                                                  (b) / /
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        3  SEC USE ONLY
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        4  SOURCES OF FUNDS
           BK, WC
-------------------------------------------------------------------------------------------

        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f)                      / /
-------------------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Federal Republic of Germany
-------------------------------------------------------------------------------------------

        7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,208,224 Shares
-------------------------------------------------------------------------------------------

        8  CHECK IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                         / /
-------------------------------------------------------------------------------------------

        9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
           35.0%
-------------------------------------------------------------------------------------------

       10  TYPE OF REPORTING PERSON
           OO
-------------------------------------------------------------------------------------------

    This Schedule 14D-1 Tender Offer Statement (the "STATEMENT") relates to a tender offer by HC Investments, Inc., a Delaware corporation ("PURCHASER") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("PARENT"), to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights (the "RIGHTS") issued pursuant to the Rights Agreement (the "RIGHTS AGREEMENT"), dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $57.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 1996 of Purchaser (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (collectively, the "OFFER"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Loctite Corporation, a Delaware corporation (the "COMPANY"), which has its principal executive offices at 10 Columbus Boulevard, Hartford, CT 06106.

    (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, $0.01 par value (the "SHARES"), including the Rights associated therewith and issued pursuant to the Rights Agreement, at a price of $57.75 net to the seller in cash per share. The offer is for all outstanding Shares and Rights. The information set forth in the section entitled "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in the section entitled "THE TENDER OFFER--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Schedule 14D-1 is being filed by Purchaser and Parent. The information set forth in the section entitled "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase and in
Schedule I to the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, none of Purchaser, Parent or, to the best knowledge of Purchaser and Parent, any executive officer or director of Purchaser or Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
       SUBJECT COMPANY.

    (a) The information set forth in the sections entitled "SPECIAL FACTORS--Background to the Offer," and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the sections entitled "SPECIAL FACTORS--Background to the Offer" and "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in the section entitled "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in the sections entitled "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company After the Offer" and "THE TENDER OFFER--Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the sections entitled "SPECIAL FACTORS--Background to the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase and in Schedules I and II to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background to the Offer" and "SPECIAL FACTORS--Interests of Certain Persons; Stockholdings of Certain Officers and Directors; and Related Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the sections entitled "INTRODUCTION," "SPECIAL FACTORS--Background to the Offer," "SPECIAL FACTORS--Analysis of Rothschild as Financial Advisor to Parent" and "THE TENDER OFFER--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in the section entitled "THE TENDER OFFER--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in the sections entitled "INTRODUCTION" and "SPECIAL FACTORS--Background to the Offer" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in the sections entitled "INTRODUCTION" and "THE TENDER OFFER--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in the section entitled "THE TENDER OFFER--Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Text of Press Release dated November 6, 1996, issued by Purchaser.

    (a)(8) Form of Summary Advertisement dated November 6, 1996.

    (b) Commitment Letter of Dresdner Bank AG dated October 25, 1996 and accepted on November 5, 1996.

    (c)(1) Stock Purchase Agreement, dated as of May 23, 1985, as amended October 11, 1985, among Henkel of America, Inc. and certain selling stockholders listed therein.

    (c)(2) Agreement, dated as of January 31, 1992, among Frederick B. Krieble, Theta II Limited and Henkel Corporation.

    (c)(3) Acknowledgment of Loctite Corporation, dated February 4, 1992.

    (c)(4) Investment Agreement dated as of April 14, 1994, among Loctite Corporation, Henkel KGaA, Henkel Corporation and HC Investments, Inc.

    (c)(5) Rights Agreement, dated as of April 14, 1994, between Loctite Corporation and The First National Bank of Boston, as Rights Agent.

    (d)   None.

    (e)   Not applicable.

    (f)   None.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 6, 1996

                                HC INVESTMENTS, INC.

                                by   /s/ KARL GRUTER
                                     -----------------------------------------
                                     Name: Karl Gruter
                                     Title: Chairman of the Board of Directors

                                HENKEL KGAA

                                by   /s/ KARL GRUTER
                                     -----------------------------------------
                                     Name: Karl Gruter
                                     Title: General Counsel

                                                       EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  EXHIBIT NAME
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)     Text of Press Release dated November 6, 1996, issued by Purchaser.

(a)(8)     Form of Summary Advertisement dated November 6, 1996.

(b)        Commitment Letter of Dresdner Bank AG dated October 25, 1996 and accepted on November 5, 1996.

(c)(1)     Stock Purchase Agreement, dated as of May 23, 1985, as amended October 11, 1985, among Henkel of
           America, Inc. and certain selling stockholders listed therein.

(c)(2)     Agreement, dated as of January 31, 1992, among Frederick B. Krieble, Theta II Limited and Henkel
           Corporation.

(c)(3)     Acknowledgment of Loctite Corporation, dated February 4, 1992.

(c)(4)     Investment Agreement dated as of April 14, 1994, among Loctite Corporation, Henkel KGaA, Henkel
           Corporation and HC Investments, Inc.

(c)(5)     Rights Agreement, dated as of April 14, 1994, between Loctite Corporation and The First National Bank of
           Boston, as Rights Agent.

(d)        None.

(e)        Not applicable.

(f)        None.